Code of Business Conduct and Ethics Page 1 of 13 Code of Business Conduct and Ethics Revised August 2025 Our Noble Purpose We connect people to work in ways that enrich their lives. Our Vision To be the most creative, insightful, and agile talent company, committed to uniting vital talent with great organizations where, together, we thrive. Our Strategic Intent To lead our peers in profitable growth among the talent with whom we choose to specialize and the markets in which we choose to play. Our Values We are judged, collectively and individually, by the return we provide to our shareholders. We choose to provide that return with the following values: • We are personally responsible for our actions, outcomes, and reputation. • We build strong relationships and create Kelly advocates for life. • We own and resolve customer and candidate issues with urgency. • We treat every customer, employee, and supplier with respect and integrity. • We continuously seek opportunities to innovate and improve the Kelly experience. Kelly Services, Inc., and/or any company directly or indirectly controlled by Kelly Services, Inc. (the entire group together “the Company"), is committed to doing the right thing, conducting ourselves in a legal, ethical, and trustworthy manner, and upholding our regulatory obligations. We comply with the letter and spirit of our business policies and applicable local laws in the countries where we operate. We take pride in doing business with integrity and respect the value of ethical business conduct. The Board of Directors (the "Board") of the Company adopted the following Code of Business Conduct and Ethics (the “Code”) that applies to the Board, and every employee of the Company, regardless of position, country, business unit, or subsidiary.

Code of Business Conduct and Ethics Page 2 of 13 Compliance with Laws, Rules, and Regulations We strive to ensure that our suppliers, agents, and representatives are aware of their obligation to comply with all laws, rules, and regulations applicable to the Company including laws related to anti- corruption and anti-bribery, trade compliance, labor and employment, antitrust, insider trading, health and safety, the environment, data privacy and protection, information technology, and all policies established by the Company. Certain violations may result in fines and/or criminal prosecution. Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are built. You must respect and obey the laws of the cities, states, and countries in which the Company operates. Although you are not expected to know the details of all applicable laws, it is important to know enough to determine when to seek advice from your supervisor, Human Resource representative, legal adviser, or other appropriate department. Listen and report concerns appropriately, escalating them as needed. Some types of issues must always be escalated to another resource. If you are a manager or supervisor, be sure you understand your responsibilities in this area. Failure to comply with laws, rules, or regulations governing the Company's business, this Code, or any Company policy constitute grounds for corrective action, up to and including termination of employment or engagement. Why Do We Have a Code? The Code is intended to help us recognize and deal with ethical issues, deter wrongdoing, provide mechanisms to report any concerns, promote honest and ethical conduct, provide full, fair, and timely disclosure in the Company’s reports and communications, comply with applicable governmental laws, rules, and regulations, and foster a culture of honesty and accountability. No code or policy can anticipate every situation that may arise. This Code is intended to serve as a guide in making ethical decisions that aren’t always easy. In complex situations, we should take the time to consider our options carefully. Who Does It Apply To? All employees, officers, directors, or agents of the Company and any other third party acting on behalf of the Company (collectively referred to as “employees” in this Code), must conduct themselves in a legal, ethical way and comply with both the letter and the spirit of this Code. If you are a manager, you have a special trust and responsibility to the Company. Managers have a great deal of influence over Kelly’s values and culture and must inspire others to act with integrity. Managers are expected to: • embody Kelly’s values; • lead by example;

Code of Business Conduct and Ethics Page 3 of 13 • demonstrate a strong commitment to leadership; • create an open-door environment so employees feel comfortable asking questions and making reports; and • act promptly if you suspect violations of our Code, other policies, or the law. Seeking Advice and Reporting Concerns When you are in doubt about the best course of action in a specific situation, you should talk to your manager, or leadership team, human resources, the legal and compliance staff, or other appropriate personnel. Kelly values the reporting of concerns by employees. If possible, you should begin by speaking to your immediate supervisor or local leadership, but if not, you may contact any or all of the following, in any order: • your next level of leadership; • your Human Resources (People Partner) contact; • Employee Relations; • legal staff contact; • fraud or Global Security; • Chief People Officer; • General Counsel; • Internal Audit executive; or • Chair of the Audit Committee. We are expected to promptly report known or suspected violations of laws, rules, and regulations applicable to the Company, of this Code, or any Company policy to the Kelly personnel described above or to the Kelly Services’ Business Conduct & Ethics Reporting Program, which is available 24 hours a day, seven days a week: Hotline: 877.978.0049 (country-specific codes and dialing instructions can be found at the end of this Code). You may also report your concerns online at: Kellyservices.ethicspoint.com. Subject to applicable laws, anonymous reporting will be permitted through Kelly’s Business Conduct & Ethics Reporting Program. Reports of a suspected violation of policy or law will be investigated and documented in accordance with Kelly’s investigation procedures. You are expected to fully cooperate with investigations. However, you should not conduct your own investigation into a matter.

Code of Business Conduct and Ethics Page 4 of 13 If you seek advice, raise a concern, or report misconduct, you are doing the right thing. Kelly is committed to providing an opportunity for employees to express their concerns about compliance and ethics issues and report misconduct without fear of retaliation. The Company will not tolerate retaliation, harassment, or reprisals of any kind against any employee who in good faith raises a concern, reports a violation, or participates in an investigation. Any employee engaging in retaliatory action will be subject to disciplinary action, up to and including termination. If you suspect that you or someone else has been retaliated against for raising any legal or business conduct issue, immediately use the reporting channels referenced in this section. Conflict of Interest We have a duty to act solely in the best interests of Kelly and to provide the Company with our individual loyalty. We avoid conflicts of interest and never use our position or company assets for personal gain. A "conflict of interest" occurs when our individual personal interests interfere, or appear to interfere, in any way with the interests of the Company. Each of us must act with integrity and avoid any relationship or activity that might impair our ability to make objective and fair decisions while fulfilling our job responsibilities. The way we conduct ourselves in the work environment impacts our reputation and the trust we maintain with customers, employees, candidates, applicants, vendors, and suppliers. Care should also be taken to avoid the appearance of a conflict since such appearance might impair confidence in, or the reputation of, the Company even if there is no actual conflict or wrongdoing. This Code does not attempt to describe all possible conflicts of interest, but some common examples of conflicts are provided in this section. • Personal Relationships – Except as authorized by the Chief People Officer, you may not have a direct or indirect reporting relationship with, supervise or make employment decisions about a family member (partner, spouse, parents, children, siblings (whether by blood, marriage, or adoption), or anyone residing in your home) or otherwise provide an improper personal benefit to a family member as a result of your position with the Company. • Outside Business Activities – We are expected to devote full attention to our work during regular hours and for whatever additional time may be required consistent with applicable law. Outside employment and other business activities can create conflicts of interest or reduce productivity and, as a result, require prior notification to your manager. Simultaneous employment (including consulting) with a company that is a competitor, business partner, customer, vendor, or supplier to the Company is prohibited. • Personal Benefit – Offering, giving, or receiving gifts or loans to or from anyone who deals with the Company with the intent to influence the relationship with, or actions regarding the Company. Conflicts of interest are not always obvious. Situations that involve, or may reasonably be expected to involve, a conflict of interest should be disclosed immediately to your manager, your human resources

Code of Business Conduct and Ethics Page 5 of 13 partner, Internal Audit, or the Legal Department for review. Having a conflict of interest isn’t necessarily a violation of the Code. Directors and executive officers must seek determination and prior authorization or approval of potential conflicts of interest from the Audit Committee. Anti-Bribery and Anti-Corruption We take pride in conducting our business with integrity and are committed to abiding by all applicable anti-bribery and anti-corruption laws in the countries where we operate. You may not give, promise, offer, authorize or accept gifts, credits, payment, services, entertainment, or anything else of value to any supplier, vendor, customer, government employee, or other person to improperly influence a decision, secure an advantage, avoiding a disadvantage, or obtaining or retaining business. Examples of items of value may include, but are not limited to: • charitable donations; • cash; • travel expenses; • gifts; and/or • offers of entertainment. Employees should refer to additional guidance and training they receive for more information, including the company’s policies regarding anti-bribery and anti-corruption. Violation of anti-bribery or anti-corruption laws can have serious consequences for both the Company and the individuals involved. Such violations may result in substantial fines and penalties, civil damages, and criminal penalties. In many jurisdictions, violation of anti-bribery and anti- corruption laws can also include significant jail time. Each of us is required to take anti-bribery and anti-corruption training provided by the Company and to certify compliance with the principles outlined in the training, policies, and this Code yearly. If any third-party is found to be engaging in corrupt activities while working on behalf of the Company, we will take swift and appropriate action pursuant to our Anti-Bribery and Anti-Corruption Policy. Any suspected violation should be reported immediately to our Hotline: 877-978-0049 (country- specific codes and dialing instructions can be found at the end of this Code), online at Kellyservices.ethicspoint.com. Additional concerns can be mailed to Kelly Services, Inc., Attn: Corporate Secretary, 999 W. Big Beaver Road, Troy, MI 48084 U.S.A.

Code of Business Conduct and Ethics Page 6 of 13 Trade Compliance We have a responsibility to obey trade compliance laws and regulations from around the world, which requires that when conducting international business, we verify that those transactions do not involve restricted or sanctioned individuals, entities, regions, or countries. As a global company, applicable export controls, sanctions, and other foreign policies regulate where and with whom we can do business. Failure to comply with these restrictions can seriously impact our business, resulting in reputational damage and significant fines and penalties. If you become aware of possible violations of applicable trade compliance laws and regulations or have a concern regarding transactions in a particular country or with an individual or organization, you should seek advice from the Legal Department. Insider Trading Individuals who have access to material non-public information about the Company, a customer, competitor, supplier, or other third party (“inside information”) are not permitted to use or share the information for securities trading purposes (“insider trading”) or for any other purpose except to conduct the Company’s business until after such inside information is made available to the public. Insider trading includes disclosing such information to others to buy or sell securities of a company based on such information (“tipping”). Insider trading is not just unethical—it is also illegal. Anyone who trades on material nonpublic information could face criminal penalties, including jail time. Insider trading laws can be complex, and it is vital that we all follow them. Speak to your manager, supervisor, or the Corporate Secretary if you have any questions. Examples of inside information include, but are not limited to: potential mergers, acquisitions, or divestitures, financial results and forecasts, new products or services, board of director changes, senior officer changes, significant contract wins or losses, and internal financial information. Kelly’s Insider Trading Policy includes procedures applicable to all employees. Fair Dealing We all have a responsibility to deal fairly with each other and our customers, applicants, candidates, vendors, and suppliers. At Kelly, we execute with conviction and win through our people. You should never take an unfair advantage of anyone else through manipulation, concealment, abuse of confidential information, misrepresentation of material facts, or any other unfair dealing practices. We are expected to comply with applicable antitrust and anti-competition laws. Any coordination between our Company and our competitors can violate competition laws, even if it is based on an informal agreement. When interacting with competitors, we should not engage in any of the following activities: • agreeing to divide territories or customers;

Code of Business Conduct and Ethics Page 7 of 13 • discussing pricing, discounts, or terms and conditions of sale that we offer; or • agreeing to boycott certain customers or suppliers. Contract Management When we make commitments on the Company’s behalf, we may create a legal obligation for the Company. We must ensure that we obtain the appropriate review and approvals for such commitments by following the Company’s Signing Authority policy. If you have any questions about obtaining the appropriate review and approval, please contact the Company’s Legal Department. Corporate Opportunities Each of us has a responsibility to the Company to advance its legitimate interests. We should not: • take for ourselves or divert to others, opportunities discovered using Company property, information, or our respective position; or • use Company employees, property, information, or our respective positions for personal gain, including for the benefit of family or friends. Political Contributions Employees are free to make personal political contributions or engage in political activities, if such contributions or activities are lawful, do not interfere with work responsibilities, or give the appearance of a conflict of interest. We may not directly or indirectly make political contributions in the name of the Company, or by using Company funds, property, assets, or equipment. Furthermore, you cannot require, nor should you request, a supplier or vendor of the Company to make a political contribution of any kind as a condition of doing business with the Company. The Anti-Bribery and Anti-Corruption Policy provides additional instructions on lobbying and rules governing political contributions. Corporate Sustainability Sustainability is a guiding principle for our global operations, which drives the Company’s relationship with our global workforce, suppliers, and customers. Kelly embodies the true spirit of corporate sustainability and is committed to the highest standards of corporate citizenship. Kelly recognizes the critical importance of sustainability in addressing the world’s most pressing environmental and social challenges. We aim to create economic value by addressing societal needs and going beyond traditional corporate social responsibility. Our focus on sustainable growth helps us manage risks efficiently while we continue to develop long-term business opportunities. Our culture and values are rooted in service, integrity, and taking personal

Code of Business Conduct and Ethics Page 8 of 13 responsibility for our actions, outcomes, and reputation. We are individually and collectively accountable for upholding our corporate sustainability commitments. We encourage participation across our organization, and we will work with external stakeholders to continually advocate on behalf of the global workforce, improve our workplaces, contribute to the communities we serve, and ensure our actions are socially, ethically, and environmentally responsible. Confidentiality, Privacy, and Proprietary Information Our obligation to safeguard the integrity, availability, and confidentiality of Kelly’s information and information systems extends to information entrusted to Kelly by our customers, employees, candidates, applicants, vendors, and suppliers. We are expected to safeguard data and systems from unauthorized use, disclosure, modification, destruction, or loss by complying with Kelly’s Privacy Statement, which can be found at https://www.kellyservices.com/global/privacy-statement/, and our Information Security Policy. Confidential and private information includes personal data, as well as proprietary Company information that has not been made public. Confidential personal data includes: legal identification numbers, banking and financial information, and information on health or family issues. In some jurisdictions, additional data categories may be considered confidential personal data under applicable laws or regulations, Confidential proprietary Company information includes: business plans, pricing or cost information, contracts and customer lists, materials disclosing operational goals or projects, copyrighted materials, research or strategies, inside financial information, know-how and other non-public Company information and intellectual property. If there is any doubt as to whether confidential information should be disclosed, employees should seek advice from their manager or a Legal Department representative. Protection and Proper Use of Company Assets Employees have a responsibility to protect the Company's assets and ensure we use them in the most efficient and sustainable fashion. We should not use Company assets, including Kelly’s facilities, equipment, property, technology, information, intellectual property, and brand for personal benefit, and all employees have a duty to safeguard these assets against theft, loss, waste, or damage. Storage, processing and use of proprietary, personal, and other confidential information must be completed using Company-approved services and devices for legitimate business purposes. Always protect passwords and user IDs. When we use the Company's electronic assets, we must act ethically, follow the law and our Company’s policies, and we should always be cautious when downloading or opening attachments or software from unknown sources. Equipment such as computers and other electronic media must not be used for unlawful purposes or for accessing or distributing pornographic or illegal materials or other materials that might create a hostile work environment for others. Company-owned devices or other devices remotely connected to the Company networks must comply with the Company’s information security measures and are subject to monitoring permitted by applicable laws and regulations.

Code of Business Conduct and Ethics Page 9 of 13 Media Inquiries and External Communications The Company makes full, fair, and accurate disclosures in its public communications. Employees should not answer questions on behalf of the Company from the media, analysts, investors, or any other members of the public unless specifically authorized to do so. If you receive such an inquiry, you are expected to record the name of the person and immediately refer the inquiry to Investor Relations. We are personally responsible for the comments we post to a social media network (e.g., Facebook, LinkedIn, Twitter, TikTok, YouTube, blogs, or forums). Identifying ourselves on these networks as a Kelly employee associates us with the Company, our colleagues, and customers. Therefore, be mindful that our posts will be available to the general public, reflect on the Company’s reputation and business interests, and should reflect good judgment and comply with the law. If you communicate about Kelly externally using online social media, you are expected to observe the guidelines of Kelly’s Social Media Policy. Financial Reporting and Recordkeeping The Company’s financial statements, books, and records must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls. All such records must be maintained in a timely manner and fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues, and expenses. All employees, not just the Company’s accounting and finance staff, are responsible for ensuring that the Company’s accounting records do not contain any false or misleading statements. Make sure you follow all laws, regulations, and Company policies, standards, and procedures when creating business and financial records, seeking guidance when needed. We must comply with the Company’s system of internal accounting controls; record data in a timely and accurate manner (including data used to determine compensation, including hours worked and overtime, and data used for expense reimbursement); and maintain documents in accordance with the Company’s records retention policy. We are each responsible for reporting any inaccurate, incomplete, or fraudulent entries known to us. You must comply with requests from our internal and external auditors and provide them with the most accurate and timely information. Behavior in the Workplace Kelly is committed to maintaining a work environment that promotes individual dignity and mutual respect. A respectful workplace requires the cooperation and support of each employee. We must comply with all applicable labor and human rights laws and regulations. We are expected to avoid behavior that would reasonably offend, intimidate, harass, or humiliate others. Inappropriate behavior in the workplace, which extends to business travel and after-hours company-sponsored events, will result in disciplinary action, up to and including termination.

Code of Business Conduct and Ethics Page 10 of 13 Workplace Culture We seek to foster a diverse work environment, with a culture of belonging, where everyone feels welcomed and respected and can thrive as we work together. We believe that different backgrounds, skills, perspectives, and ideas make us a stronger organization to stimulate the innovative and creative solutions we provide to our customers. Our policies reflect Kelly’s commitment to protect the employment rights of qualified applicants and employees regardless of an individual’s race, color, age, marital status, veteran or military status, religion, national origin, genetic information, sexual orientation, gender, gender identity/expression, disability, pregnancy (including but not limited to childbirth, breastfeeding, or medical conditions relating to breastfeeding, pregnancy, or childbirth), and/or other protected categories under applicable laws. Kelly provides equal opportunities based on skills and abilities, striving to create a workforce that reflects the diversity of the communities in which we operate. The Company will not tolerate discrimination or harassment of any kind. Health & Safety and Workplace Violence People are central to our operations. We strive to ensure a safe, secure workplace and working conditions that promote health and well-being for all our employees. We have a zero-tolerance policy regarding violence in the workplace. Employees have an obligation to immediately report incidents of violence, threats, bullying, or intimidation. If you have concerns about your immediate safety or the safety of others, please contact local authorities before reporting the situation internally. Our commitment to maintaining a safe workplace requires that everyone maintain the highest safety standards. We are responsible for paying close attention to our surroundings, following all safety rules and procedures, and reporting any unsafe conditions or work-related injury or illness. Anti-Human Trafficking and Slavery The Company has a zero-tolerance policy against all forms of human trafficking and related activities. Kelly’s policy statement regarding Human Trafficking and Slavery is available on the Company’s website at https://www.kellyservices.com/global/sectionless-pages/human-trafficking-policy/. Departures from Kelly We have many obligations upon leaving the Company. Obligations may arise under an employment agreement, incentive plans in which you participated, or other agreements. You should review these agreements and plans carefully before your departure to ensure that you understand and honor confidentiality, non-solicitation, return of assets, and other obligations we have to the Company. In addition, the Code requires the following of every departing employee:

Code of Business Conduct and Ethics Page 11 of 13 • provide advance notice of your departure if appropriate for your position and responsibilities; • return all of Kelly’s assets in your possession or control; • maintain all confidentiality obligations referenced in your employment agreement, if applicable, and the Code; • support the transition of your responsibilities to other employees; and • satisfy all financial obligations to Kelly, such as submitting any outstanding expense reports. Global Policies, Statements, and Training Kelly maintains specific policies that cover various areas of conduct and governance. The following are global policies, statements, and training that all employees are expected to understand and honor. Links to those policies that can be found on our public website are included below: • Anti-Bribery and Anti-Corruption Policy • Antitrust and Competition Policy • Code of Business Conduct and Ethics • Compensation Philosophy Statement • Corporate Disclosure and Communications Policy • Corporate Sustainability Policy Statement • GDPR Training • Global Inclusion • Health and Safety Policy • Human Rights Policy • Policy Statement Regarding Human Trafficking and Slavery • Incident Notification Form • Information Security Policy • Insider Trading Policy • Privacy Statement • Risk Appetite and Tolerance Statement • Social Media Policy • Travel, Expense, and Entertainment Policy • Workplace Violence Policy Reviewed and adopted by Board of Directors September 8, 2025.

Kelly

Dialing Instructions

While there is a web-based reporting tool as mentioned above, if you would like to use the dial in number you can follow the process below.

1. Place your call from a "land line" that allows international calls (not a mobile phone).
2. Using the chart below, locate the Direct Access Code for the country you are calling from.
3. Dial the Direct Access Code provided.
4. When prompted, dial the Hotline Number (877-978-0049).
5. Once connected to the Hotline, follow the prompts to speak with a Hotline representative.

Kelly Services, Inc.

COUNTRY	DIRECT ACCESS CODE	HOTLINE NUMBER
Australia (Optus)	1-800-551-155	877-978-0049
Australia (Telstra)	1-800-881-011	877-978-0049
Austria / Österreich	0800-200-288	877-978-0049
Belgium / België	0-800-100-10	877-978-0049
Canada	N/A	877-978-0049
Denmark / Danmark	8001-0010	877-978-0049
France	0800-99-0011 or 0805-701-288	877-978-0049
Germany / Deutschland	0-800-2255-288	877-978-0049
Hungary / Magyarország	06 800-01111	877-978-0049
India / भारत	000-117	877-978-0049
Indonesia / Republik Indonesia	001-801-10	877-978-0049
Italy / Italia	800-172-444	877-978-0049
Luxembourg	800 2 0111	877-978-0049
Malaysia / مليسيا	1-800-80-0011	877-978-0049
Mexico / México	01-800-288-2872	877-978-0049
Netherlands (Holland) / Nederland	0800-022-9111	877-978-0049
New Zealand	000-911	877-978-0049
Norway / Norge	800-190-11	877-978-0049
Poland / Polska	0-0-800-111-1111	877-978-0049
Portugal	800-800-128	877-978-0049
Puerto Rico	N/A	877-978-0049
Singapore / 新加坡 / Singapuraf	800-0111-111 (Sing Tel) or 80-0001-0001 (StarHub)	877-978-0049

Code of Business Conduct and Ethics Page 12 of 13

Code of Business Conduct and Ethics Page 13 of 13 COUNTRY DIRECT ACCESS CODE HOTLINE NUMBER Spain / España 900-99-00-11 877-978-0049 Sweden / Sverige 020-799-111 877-978-0049 Switzerland / Suisse 0-800-890011 877-978-0049 United States N/A 877-978-0049